Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Michael Sonnenshein, CEO of Grayscale Investments joins NYSE Floor Talk with Judy Khan Shaw LIVE to celebrate the first Spot Bitcoin ETF to begin trading, the Grayscale Bitcoin Trust ETF! (NYSE Arca: $GBTC)

Speaker 1 [00:00:56] Joining me today on NYSE floor Talk is Michael Sonnenshein. He is the CEO at Grayscale Investments. Michael, it is wonderful to have you here. It's a milestone day for Grayscale. So Grayscale received SEC approval to uplist the Grayscale Bitcoin Trust to NYSE Arca. So talk to me about the significance of this and what it means to Grayscale.

Michael Sonnenshein [00:01:18]Well first of all it's great to be here. Thank you so much for having me and having my team. You know, I think, you know, all the way back to 2016 when we first even came to NYSE to bring GBTC as an ETF to market. And for us, this is really the culmination of ten years of hard work. We couldn't have done it without all of our investors, their support, their patience. And I also could not have done this without the amazing team that I have a Grayscale. Everybody has weathered all different kinds of cycles in crypto, and now here we are today. We did it. We are the first spot Bitcoin ETF to trade here in the US and on NYSE.

Speaker 1 [00:01:54] Exactly. So you began trading today. So tell me how are you feeling on this first day of trading. What are you looking for.

Michael Sonnenshein [00:02:00]Well really we're looking at how the market has been reacting to GBTC is up listing the trading volume has been tremendous. I think even just 90 minutes into trading this morning, we had already traded over $1 billion notionally. So really, really strong showing coming right out the gate.

Speaker 1 [00:02:16] All right. And how about your fees. Talk to me about your free structure. Why.

Michael Sonnenshein [00:02:19]Well, so for a long time as we were going through the up listing process, we unfortunately had to sue the SEC, have a court victory in our hand to be able to push GBTC forward and kind of clear the pathway for other spot Bitcoin ETFs to come to market, not just for GBTC. And along the way, we promised investors that upon up listing we would lower fees. So I'm proud to say that we, you know, fulfilled that commitment. We did lower our fees by 25%. When you look across the landscape now there's going to be 11 spot Bitcoin ETFs trading here in the US. And different features of them will resonate with different types of investors. I would say for Grayscale it will continue to be a best in class product. It comes to NYSE now with $28 billion at AUM, hundreds of millions of dollars in notional trading volume, a very diversified investor base, and penny wide spreads. These are the things that I think really matter to investors and some of the other products coming to market. That's great. We welcome the competition. We want investors to have choice, but all of those products are just getting started. And they're also not being offered by a crypto specialist like Grayscale.

Speaker 1 [00:03:25] All right. So you mentioned the competition. How are you feeling about competing with others that are in this space?

Michael Sonnenshein [00:03:29]Well, I think in many instances Grayscale has been compared to some of the largest asset managers in the world. That is a humbling experience. You know, a lot of people don't realize Grayscale is only about 75 employees strong, and this is an area in a specialty that we've really developed over this last decade. And to finally see some of the largest asset managers in the world get involved in the space with their own products, I think for us is not only a signal that we've known was was true that Bitcoin crypto was here to stay, but we've actually now seen crypto in Bitcoin with these ETFs. Actually we've itself into the existing financial system. So we couldn't be prouder to have led this charge. And it's great to see so many other asset managers coming to this space as well.

Speaker 1 [00:04:11] All right. And finally, what does this mean for the crypto space in 2024.

Michael Sonnenshein [00:04:15]Well, there's a couple of things that I think investors should be looking out for. When you look out to perhaps middle of 2024, you're going to have the bitcoin halving event. That's historically been a big catalyst for crypto, something to watch. And also 2024 is the US presidential election year. And I do know that a lot of investors are thinking about technology when it comes to choosing their political candidates. So we hope to see more and more of those candidates informed about Bitcoin, about crypto more broadly, AI, etc.. So what have been catalysts in 2024?

Speaker 1 [00:04:45] All right. Well Michael congratulations. Thank you. Wonderful to have you trading here on NYSE Arca. Thanks for joining me on floor talk today.

Michael Sonnenshein [00:04:52]Thanks for having me.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.